January 30, 2007

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Washington, D.C. 20549-0405

Attn: John Reynolds, Assistant Director

RE:	Dekania Corp.

Amendment No. 7 to Registration Statement on Form S-1

File No. 333-137794

Filed January 29, 2007

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to advise you that the Company has filed revised versions of the Certificate of Incorporation, Form of Warrant Agreement, Form of Incentive Warrant, Form of Subscription Agreement, Form of Investment Management Trust Agreement and Form of Stock Escrow Agreement which are listed as Exhibits 3.1, 4.4, 4.5, 4.6, 10.2 and 10.3, respectively to the Company’s Registration Statement to conform with the information set forth in the Registration Statement. Four courtesy copies, in blacklined form, of the amended registration statement will be delivered under separate cover.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey

Enclosure

cc:	Thomas Friedberg

Cathey Baker

Douglas S. Ellenoff, Esq.

Jack I. Kantrowitz, Esq.